Mail Stop 4561

August 24, 2009

Clent Richardson
President and Chief Executive Officer
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

>**Re:** **Immersion Corporation**
>**Item 4.02 Form 8-K**
>**Filed August 10, 2009**
>**File No. 000-27969**

Dear Mr. Richardson:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief